# The Cookie Department, Inc.

## STATEMENT OF CASH FLOWS
### January - December 2019

|  | TOTAL |
|---|---:|
| **OPERATING ACTIVITIES** | |
| Net Income | -60,714.23 |
| Adjustments to reconcile Net Income to Net Cash provided by operations: | |
| Accounts Receivable | -9,169.23 |
| Inventory Asset | 174.25 |
| Inventory Asset:Finished Product On Hand | 5,212.70 |
| Inventory Asset:Packaging Inventory | 5,526.78 |
| Accumulated Depreciation | 2,194.88 |
| Accounts Payable | -15,015.16 |
| American Express -73000 | -740.50 |
| Best Buy Credit Card 8827 | 17.98 |
| Capital One Credit Card | 716.00 |
| Chase Credit Card 2850 | 422.93 |
| US Bank Credit Card 5090 | 5,530.47 |
| Wells Fargo Business Card 4862 | -672.04 |
| Fundbox Invoice Advances | 7,444.50 |
| Loan Payable - Bob Grossman | -2,400.00 |
| Payroll Liabilities | -35.34 |
| Payroll Liabilities:State | -314.27 |
| **Total Adjustments to reconcile Net Income to Net Cash provided by operations:** | **-1,106.05** |
| **Net cash provided by operating activities** | **$ -61,820.28** |
| **INVESTING ACTIVITIES** | |
| Computers & Equipment | -19.98 |
| Loan to Shareholder - AR | -704.00 |
| **Net cash provided by investing activities** | **$ -723.98** |
| **FINANCING ACTIVITIES** | |
| Convertible Note:Convertible Note - Andrea Kirschner | 900.00 |
| Convertible Note:Convertible Note - Barry Labov | 3,060.00 |
| Convertible Note:Convertible Note - Charles Lawrence | 600.00 |
| Convertible Note:Convertible Note - Danielle Woods | 600.00 |
| Convertible Note:Convertible Note - David Ramone | 6,000.00 |
| Convertible Note:Convertible Note - Noah Alper | 600.00 |
| Convertible Note:Convertible Note - Renae Scott | 300.00 |
| Convertible Note:Convertible Note - Wilson Tsai | 600.00 |
| Convertible Note:Convertible Note Wefunder | 29,786.48 |
| Irene Unterberger Website Development Loan | -3,000.05 |
| Micro Loan - OBDC | -10,330.80 |
| Adjustment to Shareholder Equity | -22,804.35 |
| Retained Earnings | -3,141.58 |
| **Net cash provided by financing activities** | **$3,169.70** |
| **NET CASH INCREASE FOR PERIOD** | **$ -59,374.56** |
| Cash at beginning of period | 74,799.19 |

# The Cookie Department, Inc.

## STATEMENT OF CASH FLOWS

January - December 2019

|  | TOTAL |
|---|---|
| CASH AT END OF PERIOD | **$15,424.63** |